

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

Michael Dent
Chief Executive Officer
HealthLynked Corp
1726 Medical Blvd Suite 101
Naples, Florida 34110

> **Re: HealthLynked Corp**
> **Registration Statement on Form S-1**
> **Filed August 16, 2018**
> **File No. 333-226868**

Dear Mr. Dent:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Andrea Cataneo